Exhibit 1.02 Conflict Minerals Disclosure and Report

This is the Conflict Minerals Report of Gibraltar Industries, Inc. (“Gibraltar” or “the Company”) for the year ended December 31, 2013 in accordance with Rule 13p-1 (the Rule) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”).

The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined to include gold and tin, tantalum and tungsten which are derivatives of cassiterite, columbite-tantalite and wolframite.

If a registrant can establish that the Conflict Minerals in its products originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the Conflict Minerals in its products.

If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Pursuant to Rule 13p-1, for the year ended December 31, 2013, Gibraltar is not required and did not voluntarily obtain an independent private sector audit of the Conflict Minerals Report.

Company Overview

Gibraltar is a leading manufacturer and distributor of products that provide structural and architectural enhancements for residential homes, low-rise retail, other commercial and professional buildings, industrial plants, bridges and a wide-variety of other structures.

Products Overview

We manufacture and contract to manufacture a variety of building products that focus on new residential housing construction, residential repair and remodeling activity, discrete and process manufacturing, highway and bridge construction markets, energy and power generation. Our products include roof and foundation ventilation products, mail and package storage products, rain dispersion products and roofing accessories, fabricated bar grating, expanded and perforated metal, plus expansion joints and structural bearings for roadways and bridges.

Gibraltar does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the DRC or any of the adjoining countries (“covered countries”). However, for a limited number of our products, the Company does purchase parts and components from suppliers, such as electronic components, motors, or other metals and substances which require the use of Conflict Minerals.

As a result, we determined that a small portion of our products, including electronically controlled ventilation products, powered ventilation products, motorized awnings, metal roofing products and electronically controlled parcel lockers, contain Conflict Minerals that are necessary to the functionality or production of these products.

Conflict Minerals Policy

The Company’s Conflict Minerals Policy can be found on our website at www.gibraltar1.com under the heading “Investor Info” and the sub-heading “Corporate Governance”.

Due Diligence and Reasonable Country of Origin Inquiry Process

As part of the reasonable country of origin inquiry (“RCOI”) procedures, the Company has taken the following measures to exercise due diligence on the presence and source of the Conflict Minerals contained in its various products. The design of the due diligence measures described below generally conforms with the Organization of Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized framework.

The Company began its process by establishing a management system to initiate and oversee compliance with all applicable rules. Our management system includes developing a Conflict Minerals Steering Committee (“Steering Committee”).

The Steering Committee directed each of the Company’s business units to compile a list of all vendors used during 2013. An assessment process was undertaken by the Company to identify which vendors may have directly supplied products that potentially contain Conflict Minerals.

Each vendor that was identified as supplying products that potentially contain Conflict Minerals was asked to complete a template that was largely based on the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (EICC/GeSI) Questionnaire which describes the legislation on Conflict Minerals. The template requested validation of the vendors’ use or non-use of Conflict Minerals and the source of such minerals.

Vendor responses were reviewed to evaluate the possible presence of Conflict Minerals in products sold to Gibraltar and the source of any Conflict Materials identified in these products. If the vendor did not respond to the Company’s initial request, multiple attempts were made to contact the vendor including sending a certified return receipt requested letter expressing the urgency of a response. All vendor responses were assessed for compliance with the Company’s policy on Conflict Minerals. A Conflict Minerals corporate audit team, independent of the Steering Committee and business units, performed an in-house review of the Company’s due diligence procedures and vendor responses. This team made recommendations to the Steering Committee and business units for process improvements, documentation requirements, and best practice procedures. Based on the review of the business units and the corporate audit team, responses determined to be unacceptable or otherwise incongruent with our Corporate policy were identified for additional inquiries with the respective vendor.

Product Evaluation

Due to the breadth of our products and supply chain, it will take time for many of our suppliers to verify the origin of any Conflict Minerals contained in the products they supply to the Company, and they may not succeed in determining the origin of all or any such minerals. It is difficult to identify the source of materials and components provided to our direct suppliers. We do not have a direct relationship with any Conflict Minerals smelters and refineries. We rely upon industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

As a result of our good faith RCOI and due diligence process, the Company received responses from 90% of the supplier’s identified in our risk assessment as supplying products that potentially contain

Conflict Minerals. Approximately 7% of the supplier responses received did not provide sufficient information to determine the country of origin of the Conflict Minerals used in the products supplied to us. Therefore, the Company does not have sufficient information to exclude the possibility that some of our products contain Conflict Minerals which originated from the DRC and adjoining countries other than those from recycled of scrap sources.

Continuous Improvement Efforts to Mitigate Risk

The Company has begun to implement new procedures for continued compliance and greater efficacy of our systems. The Company is implementing a process to ensure that all new vendors, changes in product specifications and new product purchases are included in our Conflict Minerals assessment . We are also developing an internal web based application to maintain a record of the responses and information provided by all direct material suppliers and to identify and schedule action items to be performed to comply with the Rule.

To further mitigate the risk that Conflict Minerals in our products benefit armed groups, the Company anticipates implementing additional steps to improve the information gathering and testing of its vendor responses. The Company plans to increase the response rate of the supply-chain survey sent to all direct material suppliers through continuous communication with vendors throughout the year regarding potential changes in their product offerings and certification that products supplied to Gibraltar are conflict free. Vendors will be asked to provide additional certifications from their own supply chain including, but not restricted to, the use of smelters participating in a program such as the Conflict-Free Smelter program.

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